Exhibit 11.1

Tel: 717-233-8800 Fax: 717-233-8801 www.bdo.com	945 E. Park Drive, Suite 103 Harrisburg, PA 17111

Accountants’ Acknowledgment

The Victory Bancorp, Inc.

Limerick, Pennsylvania

We hereby agree to the inclusion in this offering circular of our report dated April 14, 2016, of our audit of the consolidated financial statements of The Victory Bancorp, Inc.

Harrisburg, Pennsylvania

May 19, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.